Exhibit 21

Subsidiaries of Hornbeck Offshore Services, Inc.

Subsidiary Name	State of Incorporation
Hornbeck Offshore Services, LLC	Delaware
Hornbeck Offshore Transportation, LLC	Delaware
Hornbeck Offshore Operators, LLC	Delaware
Energy Services Puerto Rico, LLC	Delaware
HOS-IV, LLC	Delaware
Hornbeck Offshore Trinidad & Tobago, LLC	Delaware
Hornbeck Offshore Military Ventures, LLC	Delaware